MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – 2012

MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. ("Acasti" or "the Corporation") as at February 29, 2012 and for the year then ended. This analysis explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the years ended February 29, 2012 and February 28, 2011. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. ("Neptune"), in August 2008. The Corporation was inactive prior to this date.

This analysis, completed on May 9, 2012, must be read in conjunction with the Corporation's financial statements for the years ended February 29, 2012 and February 28, 2011. The Corporation's financial statements were prepared in accordance with International Financing Reporting Standards (IFRS). The Corporation's financial results are published in Canadian dollars. All amounts appearing in this Management Discussion and Analysis are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

On January 1, 2011, as issued by the International Accounting Standards Board (IASB), IFRS became the basis of preparation of financial statements for publicly accountable enterprises in Canada. The information presented in this analysis, including information relating to comparative periods in 2010, is presented in IFRS unless otherwise noted as being presented under Canadian generally accepted accounting principles (Canadian GAAP) and not IFRS. A discussion regarding the Corporation's transition to IFRS, including the impact of significant accounting policies choices and the selection of IFRS 1 election and exemption can be found in the "International Financial Reporting Standards" section of this analysis and in note 23 of the financial statements.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com under Acasti Pharma Inc.

In March 2011, the Corporation completed its listing application on the TSX-Venture Exchange. As a result the Corporation had its shares listed on the TSX-Venture Exchange on March 31, 2011 under the symbol APO.

Overview

In August 2008, Neptune transferred an exclusive worldwide license to its subsidiary, Acasti, to research and develop new active pharmaceutical ingredients (API) based on Neptune's proprietary omega-3 phospholipid technology and intellectual property (the "License"). Further to product development, Acasti initiated Investigational New Drug (IND)-enabling research aiming towards IND/Clinical Trial Application (CTA) allowance by the US Food and Drug Administration (FDA) and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase I and II a/b clinical studies. Acasti's new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as medical food and drug products. The products developed by Acasti require the approval from the U.S. Food and Drug Administration (FDA) before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized. The Corporation will have to finance its activities of research and development as well as its clinical studies.

Neptune proceeded with this transaction in order to segregate its cardiovascular pharmaceuticals activities from its nutraceutical activities which, in the opinion of Neptune's management, will allow the financial community to differentiate the Corporation's cardiovascular pharmaceutical activities from Neptune's core nutraceutical business and will also enable Neptune and the Corporation to conclude separately nutraceutical and pharmaceutical strategic alliances.

Operations

During the year ended February 29, 2012 (the "year"), the Corporation made significant progress in its research and pharmaceutical product development, advancing with its prescription drug candidate while expanding its commercialization efforts for its medical food "Onemia™". The following is a summary of the year's highlights:

On March 31 2011, Acasti shares initiated trading under the APO ticker on the TSX-Venture Exchange. Acasti complied with all conditions and regulatory requirements of the TSX-Venture Exchange after successfully completing the due diligence.

In July 2011, Acasti welcomed Dr. Harlan Waksal on board as Executive Vice-President, Business & Scientific Affairs. Dr. Harlan Waksal is involved in the execution of the United States strategic development plan, especially in the clinical development program which will lead to an Investigational New Drug (IND) application with the FDA of the United States. Dr. Harlan Waksal is also involved in other scientific operations as well as in business development.

On September 16, 2011, the Corporation announced that its Rights Offering, previously announced on June 16, 2011, has been oversubscribed, and accordingly the maximum of shares available for issuance under terms of the Rights Offering have been issued by Acasti, for a total of 6,445,444 shares representing net proceeds of $7,850. Neptune participation in the Rights Offering was for $2,500.

Health Canada informed Acasti that there was no objection to the two studies proposed by Acasti based on the information and material provided to support the Clinical Trial Application (CTA). During the year, Acasti initiated the two phase II clinical studies in Canada: i) a prospective randomized double blind placebo control clinical study designed to evaluate the safety and efficacy of CaPre® (Acasti's prescription drug candidate) for the management of moderate to high hypertriglyceridemia. The first patients were enrolled in the study in October 2011; and ii) a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre®, for patients with moderate to high hypertriglyceridemia. The first patient was enrolled in December 2011. Recruitment of these clinical trials is well underway.

In order to speed up its development, Acasti is near completion of its preclinical Good Laboratory Practices (GLP) program (IND-enabling program). Within the preclinical R&D program, Acasti reported preclinical results showing that its leading drug candidate CaPre™ potentially demonstrated efficacy on overall lipid management, especially for reduction of triglycerides. Data also showed that CaPre® is significantly more effective than the currently marketed drug, Lovaza®, at managing impaired glucose tolerance (IGT) a serious pre-diabetic state associated with increased risk of diabetes and heart disease, commonly encountered in patients with high triglycerides and metabolic syndrome.

Acasti has accentuated its business development and direct commercialization activities in the USA for its medical food Onemia™. Multiple physicians were satisfactorily sampled and have initiated their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders. Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind the counter (by doctor's recommendation only) medical food. The success of Onemia™ should provide short-term revenues which will contribute to Acasti's further research and development projects while establishing a validation of Acasti's omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development.

On February 13, 2012, Acasti completed a private placement pursuant to which Dr. Harlan Waksal, Acasti's Executive Vice-President, Business & Scientific Affairs, and Neptune Technologies & Bioressources Inc., Acasti's parent coprporation, have subscribed to Acasti's capital stock for total net proceeds of $1,979 issuing a total of 1,500,000 shares and 750,000 warrants exercisable at $1.50 for 3 years. Neptune's participation in the private placement was for 750,000 shares of proceeds of approximately $ 1,000.

Increasing awareness of Acasti products in strategically selected medical and financial conferences is of paramount importance for the Corporation's strategic planning. During the year the Corporation actively participated amongst others, in the following meetings:

- Joint Conference - Nutrition, Physical Activity and Metabolism / Cardiovascular Disease Epidemiology and Prevention 2011 Scientific Sessions of the American Heart Association
- The 2011 Anti-Aging Medicine and Biomedical Technologies meeting
- The American Academy of Private Physicians (AAPP), The Omega-3 Phospholipid Webinar entitled: "An All-Natural Broad-Spectrum Lipid Therapy; as an Added Revenue Stream" potentially benefiting concierge doctors dispensing from their offices.
- The National Lipid Association Annual Conference
- The American Heart Association Annual Symposium
- The JMP Securities Healthcare Conference
- The 2012 OneMedForum Conference

Basis of presentation of the financial statements

The Corporation's assets as at February 29, 2012 include cash and short-term investments for an amount of $7,133, mainly generated by the exercise on September 14, 2011 of the rights issued by the Corporation to its shareholders as well as by the proceeds from the $1,979 financing completed on February 13, 2012. The Corporation also has trade and other receivables of $ 443, receivable from a Corporation under common control of $50 and tax credits receivable for an amount of $590 as at February 29, 2012. The Corporation's liabilities at February 29, 2012 are comprised primarily of amounts due to Neptune of $215 and other creditors for $996 as well as royalties payable to Neptune for $49. The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation's expected level of expenses includes those associated with the conduct of clinical research trials of its drug candidate, and significantly exceed current assets. The Corporation plans to rely on its available cash, future revenues of its first Medical Food Onemia™, as well as the continued financial support of Neptune to pursue its operations, including obtaining additional funding, if required.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to

establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	Three-month periods ended		Years ended		
	February 29, 2012	February 28, 2011	February 29, 2012	February 28, 2011	February 28, 2010[4]
	$	$	$	$	$
Revenue from sales	10	-	10	-	-
Revenue from research contracts	-	-	116	28	-
Adjusted EBITDA[1]	(857)	(609)	(4,481)	(2 255)	(1,588)
Net loss and comprehensive loss	(1,547)	(1,142)	(6,501)	(3,008)	(1,585)
Net loss per share and diluted loss per share	(0.02)	(0.02)	(0.10)	(0.06)	(0.07)
Total assets	15,729	10,831	15,729	10,831	913
Working capital[2]	7,597	(1,835)	7,597	(1,835)	(3,860)
Total equity	14,469	5,705	14,469	5,705	(3,830)
Book value per Class A share[3]	0.20	0.10	0.20	0.10	(0.08)

(1) The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss, finance cost, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

(2) The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3) The book value per share is presented for information purposes only and is obtained by dividing the shareholders' equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(4) Prepared in accordance with Canadian GAAP.

RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss finance cost, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short

term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA

(In thousands of dollars, except per share data)

	Three-month period ended		Year ended	
	February 29, 2012 $	February 28, 2011 $	February 29, 2012 $	February 28, 2011 $
Net loss	(1,547)	(1,142)	(6,501)	(3,008)
Add (deduct):				
Finance costs	3	317	9	177
Depreciation and amortization	167	169	668	670
Stock-based compensation	519	50	1,321	181
Foreign exchange (gain) loss	1	(3)	22	(2)
Gain on expiry of derivative financial liabilities	-	-	-	(273)
Adjusted EBITDA	(857)	(609)	(4,481)	(2,255)

SELECTED QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal year ended February 29, 2012

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Revenue from sales	10	–	–	–	10
Revenue from research contracts	116	83	33	–	–
Adjusted EBITDA[a]	(4,481)	(693)	(1,254)	(1,677)	(857)
Net loss	(6,501)	(1,023)	(1,724)	(2,207)	(1,547)
Loss per share basic and diluted	(0.10)	(0.02)	(0.03)	(0.03)	(0.02)

Fiscal year ended February 28, 2011

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Revenue from sales	–	–	–	–	–
Revenue from research contracts	28	–	–	–	28
Adjusted EBITDA[a]	(2,255)	(350)	(456)	(840)	(609)
Net loss	(3,008)	(542)	(706)	(618)	(1,142)
Loss per share basic and diluted	(0.06)	(0.01)	(0.01)	(0.02)	(0.02)

(a) The Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance cost, depreciation and amortization and income taxes. Acasti also excludes the effects of non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011

Revenues

The Corporation generated revenues from sales of $10 from the commercialization of Onemia™, its Medical Food product, during the three-month periods ended February 29, 2012, but did not generate revenue from sales during the corresponding period in 2011. No revenue from the research contracts was generated for the three-month period ended February 29, 2012. The Corporation generated revenues of $28 from research contracts it executed for its parent corporation and from a corporation under common control during the three-month period ended February 28, 2011.

The Corporation generated revenues from sales of $10 from the commercialization of Onemia™, its Medical Food product, as well as revenues of $116 from research contracts it executed for its parent corporation and for a corporation under common control during the year ended February 29, 2012. The Corporation did not generate any revenue from sales, but did generate revenues of $28 from research contracts from the research it has executed for its parent corporation and for a corporation under common control during the year ended February 28, 2011.

Breakdown of Major Components of the Statement of Operations and Comprehensive Loss for the years ended February 28, 2011 and 2010

Administrative expenses	February 29, 2012 $	February 28, 2011 $
Salaries and benefits	960	284
Stock-based compensation	1,049	73
Professional fees	276	401
Royalties	258	133
Amortization and depreciation	668	670
Sales and marketing	154	—
Investor relations	34	—
Other	95	47
TOTAL	3,494	1,608

Research and development expenses	February 29, 2012 $	February 28, 2011 $
Salaries and benefits	682	778
Stock-based compensation	272	109
Contracts	2,348	262
Equipments and laboratory analysis	80	158
Regulatory expenses	—	36
Rent	61	128
Professional fees	55	98
Other	96	55
Tax credits	(453)	(86)
TOTAL	3,141	1,538

Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

Adjusted EBITDA decreased by $248 for the three-month period ended February 29, 2012 to $(857) compared to $(609) for the three-month period ended February 28, 2011. The reason for the three-month period decrease is mainly due to the increase in administrative expenses and in research and development expenses for the period.

The increase in administrative expenses is mainly attributable to increases in commercialization expenses for Onemia™, royalties owed to Neptune, salaries and benefits and financial communication and investor relation expenses. The increase in research and development expenses is mainly attributable to increased research and development expenses in salaries and benefits and research and development expenses in contracts related to the Corporation's clinical trials.

Adjusted EBITDA decreased by $2,226 for the year ended February 29, 2012 to $(4,481) compared to $(2,255) for the year ended February 28, 2011. The main reason for the year's decrease is due to the increase in administrative expenses (excluding stock-based compensation and depreciation and amortization) of $912 and in research and development expenses (excluding stock-based compensation) of $1,440 for the year, mainly offset by an increase in revenues of $98.

The increase in administrative expenses is also mainly attributable to increases in commercialization expenses for Onemia™, royalties payable to Neptune, salaries and benefits, financial communication and investor relation expenses. The increase in research and development expenses is mainly attributable to increased research and development expenses in salaries and benefits and research and development expenses in contracts, related to the Corporation's clinical trials initiation. The increase in revenues for the year ended February 29, 2012 is detailed in the Revenues section above.

Net Loss

The Corporation realized a net loss for the three-month period ended February 29, 2012 of $1,547 or $0.02 per share compared to a net loss of $1,142 or $0.02 per share for the three-month period ended February 28, 2011. These results are mainly attributable to the factors described above in the Adjusted EBITDA section and by the increase in the stock-based compensation expense of $469.

The Corporation realized a net loss for the year ended February 29, 2012 of $6,501 or $0.10 per share compared to a net loss of $3,008 or $0.06 per share for the year ended February 28, 2011. These results are mainly attributable to the factors described above in the Adjusted EBITDA section and by the increase in the stock based compensation expense of $1,139.

Capital Stock Structure

The authorized capital stock consists of an unlimited number of Class A, Class B, Class C, Class D and E without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

	February 29, 2012	February 28, 2011	March 1, 2010
Class A shares (voting, participating and without par value)	72,636,888	59,174,444	47,673,924
Class B multi-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	5,000,000	5,000,000
Class C non-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	260,000	260,000
Stock options granted and outstanding	3,347,500	800,000	850,000
Series 2 warrants exercisable at $0.40 until November 17, 2010	-	-	9,027,142
Series 3 warrants exercisable at $0.40 until December 31, 2010	-	-	12,500,000
Series 4 warrants exercisable at $0.25 until December 31, 2013	5,785,500	6,000,000	6,000,000
Series 5 warrants exercisable at $0.30 until December 31, 2010	-	-	3,000,000
Series 6 & 7 warrants exercisable at $1.50 until February 13, 2015	750,000	-	-

On March 21 2011, the outstanding Class B and Class C shares, 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1 for 1 basis (the "Conversion"). Following the Conversion, the liability for convertible redeemable shares in the amount of $4,052 was extinguished and the number of Class A shares of the Corporation was 64,434,444.

See "Subsequent Events" for details concerning a stock option grant after February 29, 2012.

Cash Flow and Financial Condition between the Three-Month Periods and the Years Ended February 29, 2012 and February 28, 2011

Operating activities

During the three-month periods ended February 29, 2012 and February 28, 2011, the Corporation's operating activities used cash of $1,263 and $221, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended February 29, 2012 amounted to a decrease of $402 and are mainly due to the increases in tax credit receivables ($392) and inventories ($88) as well as to a decrease in royalties payable to parent corporation ($261) offset by increases in trade and other payables ($266) and payables to parent corporation ($72). The net changes in non-cash operating working capital items for the three-month period ended February 28, 2011, amounted to an increase of $666 and are mainly due to the increases in trade and other payable ($189), payable to parent corporation ($234) and royalties payable to parent corporation ($128) as well as to a decrease in tax credits receivable ($201) slightly offset by an increase in trade and other receivables ($69).

During the years ended February 29, 2012 and February 28, 2011, the Corporation's operating activities used cash of $5,615 and $1,872, respectively, consisting of the net loss incurred for the period adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for net changes in non-cash operating working capital items. The net changes in non-cash operating working capital items for the year ended February 29, 2012 amounted to a decrease of $1,078 and are mainly due to increases in trade and other receivables ($250), inventories ($599), tax credits receivable ($349) as well as to a decreases in payable to parent corporation ($221) and royalties payable to parent corporation ($79) principally offset by increases in trade and other payables ($485). The net changes in non-cash operating working capital items for the year ended February 28, 2011, amounted to an increase of $393 and are mainly due to a decrease in tax credits receivable ($161) as well as to increases in trades and other payables ($201) and in royalties payable to parent corporation ($128) principally offset by an increase in trade and other receivables ($124).

Investing activities

During the three-month periods ended February 29, 2012 and February 28, 2011, the Corporation's investing activities generated an increase in liquidities of $750 and a decrease in liquidities of $1,508, respectively. The increase in liquidity generated by investing activity during the three-month period ended February 29, 2012 is due to the maturity of short-term investments of $750. The decrease in liquidity generated by investing activity during the three-month period ended February 28, 2011 is principally due to the acquisition of short-term investments of $1,508.

During the years ended February 29, 2012 and February 28, 2011, the Corporation's investing activities generated decreases in liquidities of $2,992 and $2,517, respectively. The decrease in liquidity generated by investing activity during the year ended February 29, 2012 is due to the acquisition of short-term investments of $7,500 principally offset by the maturity of short-term investments of $4,500. The decrease in liquidity generated by investing activity during the year ended February 28, 2011 is due to the acquisition of short-term investments of $2,508 and equipment of $21.

Financing activities

During the three-month periods ended February 29, 2012 and February 28, 2011, the Corporation's financing activities generated an increase in liquidities of $1,981 and a decrease in liquidities of $1, respectively. The increase in liquidities generated from financing activity during the three-month period ended February 29, 2012 resulted mainly from net

proceeds from private placement of $1,979 and proceeds from the exercise of warrants of $11 slightly offset by interest paid of $3 and rights offering related fees $5. The decrease in liquidities generated from financing activity during the three-month period ended February 29, 2012 resulted mainly from interest paid of $1.

During the years ended February 29, 2012 and February 28, 2011, the Corporation's financing activities generated increases in liquidities of $9,884 and $4,299, respectively. The increase in liquidities generated from financing activity during the year ended February 29, 2012 is mainly attributable to the net proceeds from the exercise of rights ($7,850) and from the net proceeds from private placement ($1,979). The increase in liquidities generated from financing activity during the year ended February 28, 2011 is mainly attributable to the proceeds from issuance of shares on exercise of warrants ($4,300).

Overall, as a result, the Corporation's cash increased by $1,268 for the year ended February 29, 2012. Total liquidities as at February 29, 2012, comprised of cash and short-term investments, amounted to $7,133. See basis of presentation for additional discussion of the Corporation's financial condition.

To date, the Corporation has financed its operations primarily through the exercise of rights and warrants issued to its shareholders as well as to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from research contracts and interest income. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market, sell and distribute products, and the ability of the Corporation to obtain the necessary financing to complete its projects.

Financial Position

The following table details the significant changes to the balance sheet as at February 29, 2012 compared to February 28, 2011:

Accounts	Increase (Decrease) (In thousands of dollars)	Comments
Cash	1,268	See cash flow statement
Short-term investments	3,035	Acquisition of short-term investments
Trade and other receivables	250	Increase in trade and other receivables
Tax credits receivable	349	Increase in tax credit eligible expenses
Inventories	599	Onemia™ manufacturing
Intangible Asset	(657)	Amortization
Trade and other payables	485	Increase in trade and other payables
Payable to parent corporation	(221)	Payment of amount owed
Royalties payable to parent corporation	(79)	Payment of royalties owed
Convertible redeemable shares	(4,052)	Converted into share capital

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements. All of the following Corporation's liabilities ($1,260) are due within twelve months.

Significant commitments include:

License agreement

The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune's patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation's gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties. After the expiration of Neptune's patents on licensed intellectual property in

2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 (from August 8, 2008)- nil; year 2 - $50,; year 3 - $200,; year 4 - $300,; year 5 - $900, and year 6 and thereafter - $1,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year's minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,136. As at February 29, 2012, an amount of $248 is included in "Trade and other payables" in relation to these projects.

Subsequent events

Since February 29, 2012 the Corporation has granted 2,155,000 options to purchase Acasti Class A shares, exercisable at $2.10 expiring 5 years after their grant date.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $1,939 during the year ended February 29, 2012 ($950 for administrative costs, $732 for research and development costs and $258 in royalties) and $1,308 during the year ended February 28, 2011 ($255 for administrative costs, $920 for research and development costs and $133 for royalties). These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to with Neptune. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

On February 13, 2012, the Corporation closed a private placement financing for gross proceeds of $1,994 from Neptune and an officer of the Corporation. Half of the proceeds came from Neptune for 750,000 Class A shares at $1.33 per share. The other portion of the proceeds came from an officer of the Corporation for 750,000 Class A shares at $1.33 per share and warrants (the “Series 6” and “Series 7” warrants) to purchase 750,000 additional shares. The warrants to purchase

additional shares will be exercisable at a price of $1.50 per share for 36 months following their issue date. Total issue costs related to these transactions amounted to $15. The warrants issued to the officer were determined to constitute stock-based compensation. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

Use of estimates and measurement of uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the reported amounts of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of earnings and expenses during the period. Significant areas of the financial statements requiring the use of management estimates include the use of the going concern basis, determining the fair value of financial instruments and estimating the fair value of stock-based awards, assessing the recoverability of research tax credits receivable and future income tax assets as well as allocating Neptune's salaries, stock-based compensation and other common charges to the Corporation. Consequently, actual results could differ from those estimates.

Critical Accounting Policies

Research and development expenses
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any development costs since inception.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 14 of the Financial Statements. The Corporation accounts for stock options granted to employees and non-employees based on the fair value method, with fair value determined using the Black-Scholes model. For stock options granted to non-employees, the Corporation measures the fair value of the equity instruments granted or the fair value of the goods and services rendered whichever is the more reliably measured. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award's vesting period with a corresponding increase in contributed surplus.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation and the offset to contributed surplus reflecting Neptune's contribution to the Corporation.

Income taxes
The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that all or part of the deferred income tax assets will not be realized.

International Financial Reporting Standards

The Corporation's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). These are the Corporation's first financial statements prepared in accordance with IFRS and IFRS 1 *First-time Adoption of International Financial Reporting Standards* has been applied. The first date at which IFRS was applied was March 1, 2010. The accounting policies set out in note 3 to the financial statements have been applied in preparing the

financial statements for the year ended February 29, 2012, the comparative information presented in the financial statements for the year ended February 28, 2011, and in the preparations of an opening IFRS statement of financial position at March 1, 2010 (the Corporation's date of transition).

In preparing its interim financial statements in accordance with IFRS 1, the Corporation applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i) Share-based payment:
The Corporation did not apply IFRS 2, Share-based Payment ("IFRS 2") to stock options that had vested as at March 1, 2010.

(ii) Designation of financial assets and financial liabilities:
The Corporation has elected to re-designate cash and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in the financial statements prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of equity for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported under IFRS:

Reconciliation of deficit:

	March 1, 2010	February 28, 2011
Deficit under Canadian GAAP	$ (11,568)	$ (13,942)
Adjustments:		
Intangible asset	8,159	7,502
Valuation of Series II warrants	(233)	(136)
Share-based payments	–	(75)
Deficit under IFRS	$ (3,642)	$ (6,651)

Reconciliation of equity:

	March 1, 2010	February 28, 2011
Equity under Canadian GAAP	$ (3,830)	$ (1,797)
Adjustments:		
Intangible asset	8,159	7,502
Valuation of Series II warrants	(233)	–
Equity under IFRS	$ 4,096	$ 5,705

Reconciliation of comprehensive loss:

	Year ended February 28, 2011
Comprehensive loss under Canadian GAAP	$ (2,373)
Adjustments:	
Intangible asset	(657)
Share-based payments	(75)
Series II warrants	(175)
Gain on expiry of warrants	273
Net loss under IFRS	$ (3,008)

Intangible Assets

Under IFRS, there are no special recognition requirements for related party transactions; therefore the acquisition from Neptune of the license to use its intellectual property is subject to the requirements of IAS 38 Intangible Assets.

Under previous Canadian GAAP, the transfer of the license to the Corporation from its parent corporation in August 2008 was measured at the carrying amount. No value was attributed to the license as the intellectual property being licensed had a carrying amount of nil in the books of Neptune since it was internally generated.

In accordance with IAS 38, the transaction was treated as a separate acquisition of an intangible asset and was initially recognized as cost, being the fair value of convertible redeemable shares of $9,200 issued in consideration for the purchase.

The Corporation amortizes the cost of the license over its estimated useful life, resulting in a net adjustment to deficit and assets at the date of transition of $8,160. Amortization caused an increase in general and administrative costs of $657 during the year ended February 28, 2011.

Share based payment - equity instruments

As permitted by IFRS 1, the Corporation elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period. Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Corporation accounted for stock-based awards that vested in installments as a single award with a vesting period based on the last vesting tranche of the award. In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders' approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

The effects of those differences were an increase to contributed surplus and stock based compensation expense in the amount of $75 for the year ended February 28, 2011.

Warrants
The Corporation issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder's equity and were not re-measured subsequently. Under IFRS, the Corporation determined that all warrants issued by the Corporation met the criteria for equity classification with the exception of the Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Corporation valued the Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using option valuation model. The estimated fair value is recorded in the statement of financial position in "Derivative financial liabilities". Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $234 to deficit at that date.

Subsequent changes in the estimated fair value of the Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $176 was recognized as adjustments for the year ended February 28, 2011. During the period, 36% of the warrants were exercised. As a result, an additional $136, corresponding to the fair value of the warrants at the time of their exercise, was recorded in share capital. On November 17, 2010, the remainder of these warrants expired unexercised resulting in a gain on expiry of warrants in the amount of $273.

Classification of royalties payable to parent corporation and convertible redeemable shares
Under previous Canadian GAAP, a short-term obligation which is scheduled to mature within one year from the balance sheet date should be excluded from current liabilities only if the debtor intends to refinance the obligation on a long-term basis and such intent is supported by an ability to consummate the financing and if the creditor has waived its right to demand payment for more than one year from the balance sheet date.

Under IFRS, an entity classifies its financial liabilities as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the financial statements are authorized for use.

Under previous GAAP, convertible redeemable shares and royalties payable to parent corporation were classified as long-term financial liabilities as at February 28, 2011 as a result of events that occurred in March 2011 (note 11(a)). As a result, both the royalties payable to parent corporation and the convertible redeemable shares have been reclassified to current liabilities in the comparative IFRS statements of financial position.

Presentation of statement of operations
As the Corporation has elected to present its analysis of expenses recognized in comprehensive loss using a classification based on their function with the Corporation, royalties payable to parent corporation, stock-based compensation expense and amortization were reallocated to general and administrative expenses and research and development expenses.

<u>Future Accounting Changes</u>

See note 3q) "New standards and interpretations not yet adopted" to the financial statements.

<u>Internal Control over Financial Reporting</u>

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and its compliance with IFRS in its financial statements.

The Corporation is not required, pursuant to MI 52-109, to certify the design and evaluation of the Corporation's Disclosure Controls and Procedures and Internal Control over Financial Reporting, and has not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost effective basis Disclosure Controls and Procedures and Internal Control over Financial Reporting for the Corporation may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Changes in Internal Control over Financial Reporting

During the year ended February 29, 2012, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the year ended February 29, 2012 that affected materially or is reasonably likely to affect materially the Corporation's internal controls over financial reporting and disclosure controls and procedures.

Risk Factors

The information contained in the Financial Statements and the MD&A for the three-month and year ended February 29, 2012 should be read in conjunction with all of the Corporation and the parent corporation Neptune's public documentation and in particular the risk factors sections in the Corporation's Listing Application filed on www.sedar.com. Additional information about Neptune is provided in its continuous disclosure filings on www.sedar.com . This information does not represent an exhaustive list of all risks related to an investment decision in the Corporation.

Credit risk:
Credit risk is the risk of an unexpected loss if counterparty to a financial instrument fails to meet its contractual obligations. There are no financial instruments other than cash and short-term investments and trade and other receivables that potentially subject the Corporation to credit risk. The Corporation's maximum exposure to credit risk corresponded to the carrying amount of cash and short-term investments and trade and other receivables.

Exchange risk:
As at February 29, 2012, the Corporation is not exposed to any significant exchange risk, as it did not have any significant assets or liabilities denominated in foreign currencies.

Interest rate risk:
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Corporation's short term investments bear interest at short-term fixed interest rates. The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available on the market.

Liquidity risk:
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important transactions outside the normal course of business.

Financial risk:
The success of the Corporation is dependent on its ability to bring its products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Corporation's ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs, nor the Corporation's ability, to fund these programs going forward.

Fair value of financial instrument risk:
The Corporation has determined that the carrying values of short-term financial assets and liabilities, including cash, trade and other receivables as well as trade and other payable, approximate their fair value because of the relatively short period to maturity of the instruments.

Refer to note 17 of the annual financial statements for additional information concerning financial instruments.

Risk related to start-up phase

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans. The Corporation is considered a development stage enterprise. Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

The Corporation has incurred operating losses and negative cash flows from operations since inception. As at February 29, 2012, the Corporation's current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets. The Corporation's liabilities at February 29, 2012 include amounts due to Neptune of $264. The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required. The continuance of this support is outside of the Corporation's control. If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that may cast significant doubt about the Corporation's ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA) and has obtained *Good Manufacturing Practices* accreditation from Health Canada.

Forward – Looking Information

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Corporation results differing noticeably from those predicted. These risks include, but are not limited to: the time required to complete important strategic transactions, the development and commercialization of its product candidates, the ability to secure additional financing from Neptune and third parties and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Corporation based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Corporation that these estimated results have been achieved.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at http://www.sedar.com.

As at May 9, 2012, the total number of class A shares issued by the Corporation and in circulation was 72,680,638. The Corporation also has 5,502,500 stock options, 5,741,750 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding.

/s/ Tina Sampalis

Tina Sampalis
President

/s/ Xavier Harland

Xavier Harland
Chief Financial Officer